Exhibit 14.1

QUALIGEN THERAPEUTICS, INC.

CODE OF BUSINESS CONDUCT AND ETHICS

It is the general policy of Qualigen Therapeutics, Inc. (“Qualigen” or the “Company”) to conduct its business activities and transactions with the highest level of integrity and ethical standards and in accordance with all applicable laws. While no code of business conduct and ethics can replace the thoughtful behavior of an ethical director, officer or employee, the Company’s Board of Directors has established this Code of Business Conduct and Ethics (the “Code”) to provide guidance to the Company’s directors, officers and employees to help them recognize and deal with ethical issues, provide mechanisms to report unethical or illegal conduct and contribute positively to the Company’s culture of honesty and accountability. Every director, officer and employee of the Company must acknowledge his or her review of, and agreement to comply with, this Code as a condition of his or her continued relationship with the Company. Where applicable, the Code also should be provided to and followed by the Company’s agents and representatives, including consultants.

The fundamental principle that underlies the way we do business at the Company is good judgment, and an understanding of the legal and ethical principles that enhance that judgment. This Code serves as an overview of the Company’s guiding principles. Because the Company’s business depends upon its reputation, and on the integrity and principled business conduct of its directors, officers and employees, in many instances this Code goes beyond the requirements of the law. The Code embodies such rules regarding individual and peer responsibilities as well as responsibilities to employees, customers, suppliers, shareholders, the public and other stakeholders. More specifically, the Code is designed to:

●	promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest;

●	promote full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission (the “SEC”) and in other public communications made by the Company;

●	promote compliance with applicable governmental laws, rules and regulations;

●	promote the protection of Company assets, including corporate opportunities and confidential information;

●	promote fair dealing practices;

●	deter wrongdoing; and

●	ensure accountability for adherence to the Code.

While no Code or policy can anticipate every situation that may arise, the standards set forth in this Code are guidelines that should govern conduct of our business at all times. All directors, officers and employees are expected to exercise reasonable judgment when conducting the Company’s business and to seek to avoid even the appearance of improper behavior. If you are confronted with situations not covered by this Code or have questions regarding the matters addressed in this Code, you are expected to speak with your supervisor, the Compliance Officer under this Code or any other member of management. The Compliance Officer under this Code is the Company’s Chief Financial Officer, or such other officer or person as determined by the Company’s Board of Directors from time to time.

While this Code is not intended to, and does not in any way constitute an employment contract or assurance of continued employment and does not create any rights in any director, officer, employee, shareholder, or other person or entity, it does create obligations upon the employee, officer, director, shareholder or other person or entity that must be adhered to. Failure to adhere to the standards set forth herein will lead to disciplinary action including, but not limited to, termination of employment for cause and, if applicable, removal as an officer or director.

It is the obligation of each and every director, officer, and employee of the Company to become familiar with the goals and policies of the Company and to integrate them into every aspect of the business. The Company’s standard has been and will continue to be that of the highest ethical conduct. Each director, officer and employee must comply with the letter and spirit of this Code.

I. Conflict of Interest

All directors, officers, and employees owe a duty of loyalty to the Company and must avoid any business, financial, or other direct or indirect interests or relationships which conflict with or which divide his or her loyalty to the Company. A “conflict of interest” occurs when the private interest of a director, officer, or employee (or the interest of a member of his or her family) interferes in any way, or appears to interfere with the interests of the Company as a whole. A conflict of interest can arise when a director, officer or employee (or a member of his or her family) takes actions or has interests that may make it difficult to perform his or her work for the Company objectively and effectively. Conflicts of interest also arise when a director, officer, or employee, or a member of his or her family receives improper personal benefits as a result of his or her position with the Company.

It is the Company’s policy that no director, officer, employee or agent, or their immediate families, may engage in any activity that gives rise to an actual or perceived conflict of interest unless such conflict of interest is fully disclosed to the Company and approved by the Chief Executive Officer after consultation with outside counsel or, with respect to directors and officers, is approved by the Board of Directors, and, in each case, only after a determination is made that the activity is not harmful to the Company or otherwise improper.

Loans by the Company to, or guarantees by the Company of obligations of, employees, their family members or entities in which they have a direct or indirect interest are of special concern and could constitute improper personal benefits to the recipients of such loans or guarantees, depending on the facts and circumstances. Loans by the Company to, or guarantees by the Company of obligations of, any director or executive officer, their family members or entities in which they have a direct or indirect interest are expressly prohibited.

Conflicts of interests may not always be obvious and clear-cut. This Code does not attempt to describe all possible conflicts of interest which could develop and, as such, those suspecting a conflict of interest should bring it to the attention of a supervisor, manager, or other appropriate personnel.

Some of the more common conflicts are set out below.

●	Interest in other businesses. Employees and members of their families must avoid direct or indirect financial relationships with other businesses that could cause divided loyalties. This does not mean that family members are precluded from being employed by one of the Company’s customers, competitors, or suppliers, but that employees must avoid conducting Company business with such family members, or others with whom they have a significant personal relationship, unless they have prior authorization from the Company.

●	Relationship of Company with third parties. Directors, officers, and employees may not engage in any conduct or activities that are inconsistent with the Company’s best interests or that disrupt or impair the Company’s relationship with any person or entity with which the Company has or proposes to enter into a business or contractual relationship. Ownership of, or an interest in, a competitor or in a business with which the Company has or is contemplating a relationship may be a conflict of interest which requires disclosure under the Code.

●	Investments in public companies. Passive investments of not more than one percent of the total outstanding shares of companies listed on a national securities exchange or quoted on another securities trading board or platform are permitted without the Company’s approval provided that the investment is not so large financially either in absolute dollars or as a percentage of the individual’s total investment portfolio that it creates the appearance of a conflict of interest. Any such investment must not involve the use of confidential “inside” or proprietary information gained from such person’s relationship with the Company. Investments in diversified publicly traded mutual funds are not deemed subject to these conflict of interest guidelines.

●	Compensation from non-Company sources. Directors, officers, and employees may not accept compensation, in any form, for services performed for the Company, from any source other than the Company (unless specifically authorized by the Company). Any form of compensation, including, by way of example and not limitation, honorariums, appearance fees, jury duty fees, and the like, are reimbursable to the Company if the Company is providing compensation to you while you are away from your ordinary duties.

●	Gifts or entertainment. Directors, officers, employees, and members of their families may not offer, give or receive gifts or entertainment to or from persons or entities who deal with the Company, where such gift or entertainment is being made or offered in order to (i) influence the actions of a director as a member of the Board or (ii) influence the actions of an officer or employee in such person’s capacity as an employee or officer, as applicable, of the Company, or where acceptance of the gifts or entertainment would create the appearance of a conflict of interest. Social amenities customarily associated with legitimate business relationships are permissible including lunches, dinners, and gifts of modest value.

II. Corporate Opportunities

A more specific form of conflict of interest is usurpation of a corporate opportunity. Directors, officers, and employees owe a duty to the Company to advance the Company’s legitimate interests when the opportunity to do so arises. Directors, officers and employees are prohibited from: (a) taking for themselves personal opportunities (including those for the benefit of family members) that are discovered through the use of corporate property, information or their positions with the Company; (b) using the Company’s property, information, time, or position for personal gain (including gain of friends or family members); or (c) competing with the Company, directly or indirectly, for business opportunities; provided, however, that if the Company’s disinterested directors determine that the Company will not pursue an opportunity that relates to the Company’s business, a director, executive officer or employee may do so.

III. Insider Trading

Directors, officers and employees are not permitted to use, share or disseminate confidential information for stock trading purposes or for any other purpose except the conduct of our business. To use confidential information for personal benefit or to “tip” others who might make an investment decision on the basis of such information is strictly prohibited. Directors, officers and employees are also required to comply with any more specific Insider Trading Policy adopted by the Company from time to time.

IV. Confidential Information

Confidential information generated and gathered through conduct of the Company’s business must be safeguarded. Confidential information related to the Company may include a variety of materials and information regarding the ongoing operations and plans of the Company, and may also include information that customers or collaborators have provided to us. For example, confidential information may include product development plans, clinical and research results, regulatory matters, patents, trademarks, copyrights, laboratory processes, patient information, information regarding anonymous research participants, medical information regarding research participants, information regarding the financial health of the Company, salary and personnel information and marketing and sales plans.

Directors, officers and employees shall not disclose confidential information, whether intentionally or inadvertently, to any third party (including friends and family), unless such third party has a need to know the information for legitimate, business-related reasons and the third party has signed a nondisclosure agreement approved by the Company’s management. In the case of information regarding patients or research participants, consent of the patient or research participants is required. Additionally, all directors, officers and employees should take appropriate precautions to ensure that confidential or sensitive business information, whether it is proprietary to the Company or another company, is not communicated within the Company except to employees who have a need to know such information to perform their job. This duty of confidentiality is important both as to the Company’s competitive position and with respect to the securities laws applicable to the Company as a public company. Directors, officers and employees must also abide by any specific agreements, such as a Confidential Information and Invention Assignment Agreement, regarding confidentiality between such person and the Company.

Consistent with the foregoing, all directors, officers and employees should be discreet with respect to confidential information about the Company; directors, officers and employees should not discuss confidential information in public places, leave confidential documents unattended or transmit confidential documents using unsecured means of communication. All directors, officers and employees should refrain from sharing login identities or passwords because sharing login identities or passwords could result in granting unauthorized access via computers to confidential patient information, financial data, confidential research data or employee personal information.

The obligation to preserve confidential information continues even after a director’s, officer’s or employee’s appointment and/or employment, as applicable, ends. In connection with this obligation, directors, officers and/or employees may be asked to execute a confidentiality agreement when they begin their employment or service to the Company and should consult such agreement for further information regarding their responsibilities in this area.

V. Patient Information

Patient information must not be accessed, removed, discussed with, or disclosed to unauthorized persons, either within or outside the Company, without proper consent. All individuals having access to confidential patient information are bound by strict ethical and legal restrictions on the release of medical data. No individual therefore may disclose to a third party, including his/her own family, information learned from medical records, patient accounts, management information systems, or any other confidential sources during the course of his/her work. No individual may access confidential information which they do not have a “need to know” to carry out their job duties. Individuals may not access, release, or discuss the medical information of others without proper consent, unless the individual must do so to carry out specific assigned job functions.

VI. Individual Matters

No one may access, remove, alter, or disclose information without the proper authorization. Falsification, destruction, or unauthorized access or release of confidential organizational and/or individual records is strictly prohibited. Confidential documents must be disposed of properly.

VII. Protection and Proper Use of Company Assets

All Company assets should be used for legitimate business purposes. Directors, officers and employees must protect the Company’s assets and ensure their efficient use. No secret or unrecorded fund of Company assets or cash shall be established or maintained for any purpose. Anyone spending or obligating Company funds should be certain that the transaction is properly and appropriately documented and that the Company receives appropriate value in return. Theft, loss, misuse, carelessness, and waste of assets have a direct impact on the Company’s profitability and are prohibited. Company equipment, supplies, resources and other assets should not be used for non-Company business, though incidental personal use may be permitted.

The obligation of employees to protect the Company’s assets includes its proprietary information which includes intellectual property such as trade secrets, patents, trademarks, copyrights, as well as business, marketing, and service plans, engineering and manufacturing ideas, designs, databases, records, salary information, and any unpublished financial data reports. Unauthorized use or distribution of this information would violate Company policy and could also be illegal and result in civil or criminal penalties.

VIII. Competition and Fair Dealing

The Company seeks to outperform its competition fairly and honestly. The Company seeks competitive advantages through superior performance, never through unethical or illegal business practices. Directors, officers and employees must deal fairly with the Company’s customers, suppliers, partners, service providers, competitors, employees and anyone else with whom such person has contact in the course of performing such person’s job. No director, officer or employee may take unfair advantage of anyone through manipulation, concealment, abuse or privileged information, misrepresentation of facts or any other unfair dealing practice.

IX. Compliance with Laws, Rules, and Regulations

Obeying the law, both in letter and in spirit, is the foundation on which this Company’s ethical standards are built. Directors, officers, and employees shall comply, and oversee compliance by others, with all laws, rules, and regulations applicable to the Company. Although not all employees are expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors, managers, or other appropriate personnel.

A.	Equal Employment Opportunity. In particular, the Company places a high value on diversity and strongly believes that all people are unique and should be respected for their individual abilities and, as such, recognizes its responsibility to provide equal employment opportunities to all qualified individuals.

B.	Harassment-Free Workplace. It is the Company’s policy to provide a work environment for its employees that is free from harassment, including any verbal or physical harassment regarding the racial, ethnic, religious, physical or sexual characteristics or sexual orientation of another, and for all directors, officers and employees to treat each other, customers and all other persons encountered in the course of business with respect.

C.	Drugs, Alcohol, and Tobacco Usage. The Company wants to establish and maintain a work environment that is free from the effects of alcohol and drug abuse and that is congenial for all employees. The Company maintains a strict policy against the use of drugs, alcohol, and tobacco on premises. The occasional allowance of the use of alcohol on the premises, such as a Company party or celebration conducted by and under the auspices and control of management, should not be misconstrued as a waiver of the Company’s policy on the use of alcohol on the premises.

D.	Health and Safety Matters. It is the Company’s policy to provide to each employee a safe and healthy work environment and each employee has the responsibility for maintaining a safe and healthy workplace for all employees by following safety and health rules and practices established by the Company and reporting accidents, injuries, and unsafe equipment, practices, and conditions.

E.	Antitrust Matters. It is the Company’s policy to compete fairly and legitimately and to comply with all antitrust laws. At a minimum, these laws require that there be no agreements or understandings between the Company and its competitors that affect prices, terms, or conditions of sale and that there be no other agreements unreasonably restraining full and fair competition. There should be no discussions with competitors regarding prices to be charged by the Company or others. Similarly, agreements among competitors as to the territories or markets in which competitive products will be sold are illegal. The antitrust laws apply to many aspects of business behavior; it is therefore critical that employees raise any issues relating to these matters with the President.

F.	Payments to Government Personnel. The United States Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country. In addition, the United States government has a number of laws and regulations regarding business gratuities which may be accepted by U.S. government personnel. The promise, offer or delivery to an official or employee of the U.S. government of a gift, favor, or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules.

Any employee who violates the law or this Code may be subject to immediate disciplinary action, including possible termination of employment or affiliation with the Company.

X. Accuracy of Books and Records and Financial Reporting

The Company requires honest and accurate recording and reporting of information in order to make responsible business decisions.

All of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions and must conform both to applicable legal requirements and to the Company’s system of internal controls. All Company business data, records and reports must be prepared truthfully and accurately. If you use a business expense account or a corporate credit card, expenses to be reimbursed must be documented and recorded accurately. If you are not sure whether an expense is appropriate, ask your supervisor. The Company’s business records must be maintained for the periods specified in the Company’s applicable record retention policies.

Employees who are responsible for accounting matters and/or contribute to or prepare the Company’s financial statements, periodic reports filed with the Securities and Exchange Commission or other public disclosure documents or communications should do so in accordance with the following guidelines:

●	All accounting records, as well as reports produced from those records, must be prepared in accordance with the laws of each applicable jurisdiction.

●	All records must fairly and accurately reflect the transactions or occurrences to which they relate.

●	All records must fairly and accurately reflect, in reasonably detail, the Company’s assets, liabilities, revenues and expenses.

●	The Company’s accounting records must not contain any false or intentionally misleading entries.

●	No transactions should be intentionally misclassified as to accounts, departments or accounting periods.

●	All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period.

●	No information should be concealed from internal auditors or independent auditors.

●	Compliance with the Company’s system of internal accounting controls is required.

XI. Communications with the Press, Analysts and Shareholders and other Outside Entities

As a public company, Qualigen must comply with certain legal and regulatory requirements in connection with the dissemination of information to the investing public. To ensure compliance with applicable legal and regulatory requirements, no officer, director or employee, other than an Authorized Spokesperson (as defined below), may discuss news or events concerning Qualigen with shareholders, potential investors, investment companies, investment managers, broker-dealers, analysts, members of the press or general media or any other person who is not affiliated with Qualigen or is not otherwise subject to confidentiality obligations regarding Company information. For purposes of this policy, Authorized Spokesperson shall mean the Chief Executive Officer, Chief Financial Officer, President or persons specifically designated by the Chief Executive Officer, Chief Financial Officer, or President to speak with respect to a particular topic or purpose. If any director, officer or employee who is not an Authorized Spokesperson receives an inquiry about Qualigen, they must refer the inquiry to an Authorized Spokesperson. Directors, officers and employees are also required to comply with any more specific policy on corporate communications that may be adopted by the Company.

XII. Use of the Internet and Communications Systems

Access to the Internet and to all Company electronic communication systems, such as electronic mail (email) and voice mail, are made available to employees solely for the purpose of carrying out legitimate business of the Company and incidental use. These systems are the property of the Company and all communications are subject to review by appropriate and authorized Company personnel at any time. Users should have no expectation of personal privacy in their use of the Company’s electronic communications systems. Access to the Internet via modem puts both a user’s computer and the entire Company’s Internet at risk and, as such, users must use approved mechanisms, tools and procedures for these activities including the use of thumb drives. Use of the Company’s computer resources or communications systems for any of the following reasons is prohibited: abusive or otherwise objectionable language, information which is illegal or obscene, messages which defame or libel others, and use which interferes with the work of employee or others, including sexual or other harassment violative of applicable Equal Employment Opportunity laws and Company policies. Personal use of email is discouraged, except of course, for emergency reasons which the employee must verify if questioned by management.

XIII. Document Retention and Management

Accurate business records must be maintained, retained, and stored in a consistent and reliable manner in order to comply with the requirements of various laws as well as to provide for effective operations. Officers and employees are expected to become familiar with the Company’s policies regarding records management.

XIV. Amendments to and/or Waivers of the Code of Business Conduct and Ethics

Any waiver of this Code for executive officers or directors may be made only by the Board, and will be promptly disclosed to shareholders along with the reason for the waiver, as required by applicable law and/or rules and regulations of Nasdaq, or such other exchange where the Company’s securities may be listed. Any waivers of this Code for other employees may be made by the Board or the corporate governance committee thereof.

XV. Implementation

Violations of this Code or of any direction given by management in order to effect the provisions, goals, and aims of this Code may result in disciplinary action, up to and including termination for cause of employment and, if applicable, removal as an officer or director.

XVI. Reporting Violations of the Code

Employees are responsible for being aware of the corporate policies applicable to their activities and complying with them fully. If you become aware of a violation of this Code or believe that a violation may take place in the future, you must promptly report the matter. Failure to report a known violation allows misconduct to go unremedied and is itself grounds for discipline. Ordinarily, the report may be made to the employee’s immediate supervisor who, in turn, must report it to the Compliance Officer. If the report pertains to concerns regarding questionable accounting or auditing matters, the employee should direct the report to the Chair of the Audit Committee of the Board of Directors.

Reports concerning potential violations of this Code may also be made directly to the Compliance Officer, in person or in writing, and may be made anonymously, in the employee’s discretion, through the following methods:

●	Contact the Compliance Officer by email at compliance@qualigeninc.com or by mail at Qualigen Therapeutics, Inc., 2042 Corte Del Nogal, Carlsbad, CA 92011, Attn: Compliance Officer.

●	Contact the Compliance Officer by phone at: (760) 918-9165.

Employees submitting a report on an anonymous basis are strongly encouraged to keep a copy of the report (if made in writing) and a record of the time and date of their submission, as well as a description of the matter as reported if the report was not in writing.

Employees are encouraged to provide as much specific information as possible, including names, dates, places and events that took place, relevant documents and the employee’s perception of why the incident(s) may constitute misconduct.

If possible, the employee should provide a means by which she/he can be contacted in the event that an investigator needs to follow-up or wants to report back to the employee.

We will not allow retaliation against an employee for reporting a possible violation of this Code unless it can be shown that the report was knowingly false. Retaliation for reporting a violation of this Code is illegal under federal law and prohibited under this Code. Any such retaliation will result in discipline up to and including termination of employment and may also result in criminal prosecution. The employee is protected from retaliation even if the investigator does not agree that there has been a violation. However, if the employee making the report was involved in improper activity, the fact that he or she reported it will not necessarily prevent him or her from being disciplined for his or her participation in the violation. In these circumstances, the Company may consider the employee’s conduct in promptly reporting the information as a mitigating factor in any disciplinary decision.

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